UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İsmet İnönü Caddesi No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated April 21, 2026 announcing the appointment of the registrant’s independent audit company.

Istanbul, April 21, 2026

Announcement Regarding Determination of Independent Audit Company

Our Company's Board of Directors has resolved to appoint PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi as the independent audit firm for the audit of our Company's accounts and operations for the year 2026 in accordance with Capital Markets Law, the Turkish Commercial Code, and related legislations, and also for the mandatory sustainability assurance audit of the sustainability reports to be prepared in accordance with the Turkish Sustainability Reporting Standards, pursuant to the Assurance Audit Standards published by the Public Oversight, Accounting and Auditing Standards Authority. This appointment will be submitted for the approval of our shareholders at the Ordinary General Assembly Meeting to be held on May 7, 2026.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: April 21, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: April 21, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer